SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30381; File No. 812-14027]

AdvisorShares Investments, LLC and AdvisorShares Trust; Notice of Application

February 12, 2013

Agency:  Securities and Exchange Commission ("Commission").

Action:  Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application:  Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants:  AdvisorShares Investments, LLC (the "Advisor") and AdvisorShares Trust (the "Trust").

Filing Dates:  The application was filed on April 16, 2012, and amended on October 11, 2012 and February 6, 2013.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on March 8, 2013, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses:  Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC  20549-1090.  Applicants:  AdvisorShares Investments, LLC, 2

Bethesda Metro Center, Suite 1330, Bethesda, MD 20814.

For Further Information Contact:  Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.      The Trust is organized as a Delaware statutory trust and is registered under the Act

as an open-end management investment company.  The Trust currently offers 18 series (each, a

"Fund") and may offer additional Funds in the future.[1]  Each existing Fund operates as an

actively-managed exchange-traded fund in reliance on previously-granted exemptive orders.[2]

2.      The Advisor, a Delaware limited liability company, is registered as an investment

adviser under the Investment Advisers Act of 1940 (the "Advisers Act").  The Advisor serves as

the investment adviser to each of the Funds pursuant to an investment advisory agreement with

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[1]      Applicants also request relief with respect to future Funds and any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Advisor or an entity controlling, controlled by, or under common control with the Advisor or its successors (each such entity included in the term "Advisor"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions of the application (included in the term "Funds").  Every existing entity that currently intends to rely on the requested order is named as an applicant.  For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Fund contains the name of a Sub-Advisor (as defined below), the name of the Advisor, or a trademark or trade name that is owned by the Advisor, will precede the name of the Sub-Advisor.

[2]      AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 29264 (May 6, 2010) (notice) and 29291 (May 28, 2010) (order); and AdvisorShares Investments, LLC and AdvisorShares Trust, Investment Company Act Release Nos. 28568 (Dec. 23, 2008) (notice) and 28822 (Jul. 20, 2009) (order).

the Trust, with respect to each Fund (the "Investment Advisory Agreement"). The Investment Advisory Agreement was approved by the Trust's board of trustees (the "Board"),[3] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act (the "Independent Trustees"), and by the initial shareholder of each Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

3.     Under the terms of the Investment Advisory Agreement, the Advisor, subject to the oversight of the Board, manages the investment operations and determines the composition of the portfolio of each Fund, including the purchase, retention and disposition of the securities and other instruments held by the Fund, in accordance with the investment objectives and policies of the Fund. For its services to each Fund, the Advisor receives a fee from that Fund as specified in the Investment Advisory Agreement computed as a percentage of the Fund's average daily net assets. The Investment Advisory Agreement also permits the Advisor, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), to engage one or more unaffiliated investment sub-advisers ("Sub-Advisors") to manage all or a portion of the assets of any Fund. The Advisor has entered into subadvisory agreements ("Sub-Advisory Agreements") with various Sub-Advisors to provide investment advisory services to the Funds.[4] Each Sub-Advisor is, and each future Sub-Advisor will be, an "investment adviser" as defined in section 2(a)(20)(B) of the Act,

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[3]     The term "Board" also includes the board of trustees or directors of a future Trust and future Fund, if different.

[4]     Currently, the Advisor has entered into Sub-Advisory Agreements with the following Sub-Advisors: Accuvest Global Advisors, WCM Investment Management, Cambria Investment Management, L.P., Peritus I Asset Management, LLC, Ranger Alternative Management, L.P., Madrona Funds, LLC, American Wealth Management, Trim Tabs Asset Management, LLC, Rockledge Advisors, LLC, Your Source Financial, PLC, Baldwin Brothers Inc., Community Capital Management Inc., First Affirmative Financial Network LLC, Reynders, McVeigh Capital Management, LLC, Commerce Asset Management, LLC, Partnervest Advisory Services, LLC, Pring Turner Capital Group, Newfleet Asset Management, LLC, and Treesdale Partners LLC.

as well as registered as an investment adviser under the Advisers Act.  The Advisor will evaluate, select and recommend Sub-Advisors to the Board, monitor and evaluate each Sub-Advisor's investment program, and review each Fund's compliance with its investment objective, policies and restrictions.  The Advisor also will recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.  The Advisor currently compensates each Sub-Advisor out of the fee paid by a Fund to the Advisor under the Investment Advisory Agreement.  However, applicants note that future arrangements with one or more Sub-Advisors may be implemented whereby a Fund compensates a Sub-Advisor directly.

4.    Applicants request an order to permit the Funds, subject to Board approval, to engage Sub-Advisors to manage all or a portion of the assets of a Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval.  The requested relief will not extend to any Sub-Advisor that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Fund or the Advisor, other than by reason of serving as Sub-Advisor to a Fund ("Affiliated Sub-Advisor").

5.    Applicants also request an order exempting each Fund from certain disclosure provisions described below that may require the Funds to disclose fees paid by the Advisor or a Fund to each Sub-Advisor.  Applicants seek an order to permit each Fund to disclose (as a dollar amount and a percentage of a Fund's net assets) only:  (a) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors; and (b) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (collectively, the "Aggregate Fee Disclosure").  A Fund that employs an Affiliated Sub-Advisor will provide separate disclosure of any fees paid to the Affiliated Sub-Advisor.

6.    The Funds will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Advisor is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.    Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities.  Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.    Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

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[5]    A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

3.      Rule 20a-1 under the Act requires proxies solicited with respect to a registered

investment company to comply with Schedule 14A under the Exchange Act.  Items 22(c)(1)(ii),

22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement

for a shareholder meeting at which the advisory contract will be voted upon to include the "rate

of compensation of the investment adviser," the "aggregate amount of the investment adviser's

fees," a description of the "terms of the contract to be acted upon," and, if a change in the

advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.      Regulation S-X sets forth the requirements for financial statements required to be

included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.      Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act.  Applicants state that the requested relief meets

this standard for the reasons discussed below.

6.      Applicants assert that the shareholders expect the Advisor, subject to the review and

approval of the Board, to select the Sub-Advisors who are best suited to achieve the Fund's

investment objective.  Applicants assert that, from the perspective of the shareholder, the role of

the Sub-Advisor is substantially equivalent to the role of the individual portfolio managers

employed by traditional investment company advisory firms.  Applicants state that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Funds, and may preclude the Fund from acting promptly when the Board and the Advisor believe that a change would benefit a Fund and its shareholders. Applicants note that the Investment Advisory Agreement and any Sub-Advisory Agreement with an Affiliated Sub-Advisor (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.      Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Advisor's ability to negotiate the fees paid to Sub-Advisors. Applicants state that the Advisor may be able to negotiate rates that are below a Sub-Advisor's "posted" amounts, if the Advisor is not required to disclose the Sub-Advisors' fees to the public. Applicants submit that the requested relief will encourage Sub-Advisors to negotiate lower subadvisory fees with the Advisor if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[6]

1.      Before a Fund may rely on the order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Fund's shares to the public.

2.      Each Fund that relies on the order will disclose in its prospectus the existence, substance, and effect of the order. Each Fund relying on the order will hold itself out to the

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[6]      Applicants will only comply with conditions 11, 12, 13, and 14 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

public as utilizing the manager of managers structure described in the application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

3.      Each Fund will inform shareholders of the hiring of a new Sub-Advisor within 90 days after the hiring of the new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

4.      The Advisor will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Advisor without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.      At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.

6.      Whenever a Sub-Advisor change is proposed for a Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of such Fund and its shareholders and does not involve a conflict of interest from which the Advisor or an Affiliated Sub-Advisor derives an inappropriate advantage.

7.      The Advisor will provide general management services to each Fund relying on the order, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval by the Board, will:  (a) set the Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisors to provide purchase and sale recommendations to the Advisor or investment advice to all or a

portion of the Fund's assets; (c) allocate and, when appropriate, reallocate the Fund's assets among multiple Sub-Advisors; (d) monitor and evaluate the Sub-Advisors' performance; and (e) implement procedures reasonably designed to ensure that Sub-Advisor(s) comply with the relevant Fund's investment objectives, policies and restrictions.

8.     No trustee or officer of a Fund relying on the order or director or officer of the Advisor will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by or is under common control with the Advisor; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

9.     For any Fund that utilizes a Sub-Advisor and pays fees to a Sub-Advisor directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by that Fund will be required to be approved by the shareholders of the Fund.

10.     In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

11.     Each Fund relying on the order will disclose in its registration statement the Aggregate Fee Disclosure.

12.     Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees.  The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

13.     The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis for each Fund relying on the order.  The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

14.     Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

For the Commission, by the Division of Investment Management, under delegated authority.


Kevin M. O'Neill
Deputy Secretary


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